SingTel

RECEIVED

2008 MAY -7 P 1:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 April 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

08002378

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 14 April 2008 to 18 April 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Senior Legal Counsel

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Apr-2008 18:35:23
Announcement No.	00093

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-04-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	16-04-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	16,504,168
As a percentage of issued share capital	0.1037 %
No. of Shares which are subject of this notice	564,000

As a percentage of issued share capital	0.0035 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.8916
No. of Shares held after the change	17,068,168
As a percentage of issued share capital	0.1072 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	19,399,775
As a percentage of issued share capital	0.0107 %	0.1219 %
No. of shares held after the change	1,706,800	19,963,775
As a percentage of issued share capital	0.0107 %	0.1254 %

Footnotes

Note: The deemed interest of 19,963,775 ordinary shares includes:
(i) 17,068,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	18-Apr-2008
Time	08:27:52
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director's Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 16,504,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	1) 369,000 ordinary shares 2) 195,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) S$3.88509 2) S$3.90385
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 17,068,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	18-Apr-2008
Time	08:27:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

DECLARATION FORM

Attention:	The Company Secretary *Singapore Telecommunications Limited/ [name of subsidiary(ies) of Singapore Telecommunications Limited] *[*delete/complete accordingly]*	Name of Director Address Date	: Chua Sock Koong : 15A Oei Tiong Ham Park S 268302 : 17 Apr 2008

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a subsidiary(ies) of SingTel. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap. 50, I hereby give notice of the particulars set out in *Part I/Part II/Part III/Part IV attached. *[*Delete whichever is inapplicable]*

Signature of Director : ____________

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to Group Chief Executive Officer/Chief Executive Officers but not the Singapore Exchange Securities Trading Limited.

E:DIR/DISC OF INT IN SHARES/PSOP/DECFORM-ALL(DEXIA SHARES) (20080415-16)/ll

PART I [To be completed in relation to interests in shares in SingTel]

Name of Registered Holder	Nature & Extent of Interests/Rights	Date of Transaction	Last Balance Reported	Acquired	Disposed	Price/other consideration (average consideration per share)	Present Balance	Remarks
RBC Dexia Trust Services Singapore Limited	RBC Dexia Trust Services Singapore Limited ("Dexia") is the owner of 17,068,168 ordinary shares in SingTel. Dexia is the trustee of a trust established to purchase shares for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, I am deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.	15 Apr 2008 16 Apr 2008	16,504,168 ordinary shares 16,873,168 ordinary shares	369,000 ordinary shares 195,000 ordinary shares		S$3.88509 S$3.90385	16,873,168 ordinary shares 17,068,168 ordinary shares	

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Apr-2008 17:09:03
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	14-04-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-04-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	15,382,168
As a percentage of issued share capital	0.0966 %
No. of Shares which are subject of this notice	1,122,000

As a percentage of issued share capital	0.0070 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.9055
No. of Shares held after the change	16,504,168
As a percentage of issued share capital	0.1037 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	18,277,775
As a percentage of issued share capital	0.0107 %	0.1148 %
No. of shares held after the change	1,706,800	19,399,775
As a percentage of issued share capital	0.0107 %	0.1219 %

Footnotes

Note: The deemed interest of 19,399,775 ordinary shares includes:
(i) 16,504,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	15-Apr-2008
Time	19:19:28
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director`s Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	17 January 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Performance Share Plan. Dexia currently holds 16,504,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	1) 11 April 2008 2) 14 April 2008
No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 15,382,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080411-14)

Class	Ordinary
Number acquired	1) 559,000 ordinary shares 2) 563,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1) S$3.91912 2) S$3.89190
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 16,504,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	15-Apr-2008
Time	19:19:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

END

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.